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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2001

                                                  REGISTRATION NO. 333-63338


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


  Pre-Effective Amendment No. _____ [ ]      Post-Effective Amendment No. 1 [X]


                        (Check appropriate box or boxes)

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Exact Name of Registrant as Specified in Charter:                     Area Code and Telephone Number

Prudential Sector Funds, Inc.                                         (973) 367-7525
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Address of Principal Executive Offices:  (Number, Street, City, State, Zip Code)

Gateway Center Three, 100 Mulberry Street, 4th Floor, Newark, New Jersey  07102-4077
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Name and Address of Agent for Service:                                Approximate Date of Proposed Public Offering:

Marguerite E.H. Morrison, Esq.
---------------------------------------------------------------------
(Number and Street)        (City)     (State)    (Zip Code)           AS SOON AS  PRACTICABLE  AFTER  THE  EFFECTIVE  DATE OF THE
                                                                      REGISTRATION STATEMENT.
Gateway Center Three, 100 Mulberry Street, 4th Floor
Newark, New Jersey   07102-4077
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Title of Securities Being Registered..................................Shares of Common Stock, par value $.01 per share

     No filing fee is required because of reliance on section 24(f) of the Investment Company Act of 1940. Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus and Proxy Statement relates to shares previously registered on Form N-1A (File No. 2-72097).





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EXPLANATORY NOTE


This Post-Effective Amendment consists of the following:

    (1) Facing Sheet of the Registration Statement

    (2) Part C to the Registration Statement (including signature page)

Parts A and B are incorporated herein by reference to the Registration Statement on Form N-14 (File No. 333-63338)


The sole purpose of this Post-Effective Amendment No. 1 is to file Exhibit 12 to the Registration Statement. No changes have been made to the Registration Statement other than to Item 16 (Exhibits) of Part C.





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                                     PART C
                                OTHER INFORMATION

ITEM 15. INDEMNIFICATION

         As permitted by Sections 17(h) and (i) of the Investment Company Act of 1940, as amended (the 1940 Act), and pursuant to Article VI of Registrant's Articles of Restatement (Exhibit 1(b) to the Registration Statement), and
Article VII of Registrant's By-Laws (Exhibit 2 to the Registration Statement), officers, directors, employees and agents of Registrant will not be liable to Registrant, any shareholder, officer, director, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with Registrant, subject to the same exceptions. Section 2-418 of the Maryland General Corporation Law permits indemnification of directors who acted in good faith and reasonably believed that the conduct was in the best interests of Registrant. As permitted by
Section 17(i) of the 1940 Act, pursuant to Section 10 of the Distribution Agreement (Exhibit 7(a) to the Registration Statement), the Distributor of Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Securities Act) may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provision or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of successful defense of any action, suit or proceeding) is asserted against Registrant by such director, officer or controlling person in connection with the shares being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

         Registrant has purchased an insurance policy insuring its officers and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures Registrant against the cost of indemnification payments to officers and directors under certain circumstances.

         Section 8 of the Amended and Restated Management Agreement (Exhibit 6(a) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit 6(b) to the Registration Statement) limit the liability of Prudential Investments Fund Management LLC and Jennison Associates LLC, respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

         Registrant hereby undertakes that it will apply the indemnification provisions of its Articles of Incorporation and By-Laws and the Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as that interpretation of Sections 17(h) and 17(i) of such Act remains in effect and is consistently applied.

         Under Section 17(h) of the 1940 Act, it is the position of the staff of the Securities and Exchange Commission that if there is neither a court determination on the merits that the defendant is not liable nor a court determination that the defendant was not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of one's office, no indemnification will be permitted unless an independent legal counsel (not including counsel who does work for either Registrant, its investment adviser, its principal underwriter or persons affiliated with these persons) delivers a written opinion, based upon a review of


                                      C-1
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the facts, that the person in question was not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         Under its Articles of Incorporation, Registrant may advance funds to provide for indemnification. Pursuant to the Securities and Exchange Commission staff's position on Section 17(h), advances will be limited in the following respect:

         (1) Any advances must be limited to amounts used, or to be used, for the preparation and/or presentation of a defense to the action (including cost connected with preparation of a settlement);

         (2) Any advances must be accompanied by a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from Registrant by reason of indemnification;

         (3) Such promise must be secured by a surety bond or other suitable insurance; and

         (4) Such surety bond or other insurance must be paid for by the recipient or such advance.


ITEM 16. EXHIBITS

 1. (a) Articles of Amendment to Articles of Incorporation.(1)
    (b) Articles of Restatement.(1)
    (c) Articles Supplementary.(2)
    (d) Articles Supplementary.(4)
    (e) Articles of Amendment.(6)
    (f) Articles Supplementary. (6)
 2. Amended By-Laws.(8)
 3. Not applicable.

 4. Agreement and Plan of Reorganization and Liquidation filed as Appendix A to the Proxy Statement and Prospectus.(9)

 5. Instruments defining rights of shareholders.(3)
 6. (a)   Amended and Restated Management Agreement between Registrant (on behalf of Prudential Utility Fund) and Prudential Investments Fund Management LLC (PIFM).(8)

    (b)   Subadvisory Agreement between PIFM and Jennison Associates LLC.(9)

 7. (a)   Distribution Agreement between Registrant (on behalf of Prudential
     Utility Fund) and Prudential Investment Management Services LLC.(4)
    (b)   Form of Selected Dealer Agreement.(4)
 8. Not applicable.
 9. (a)   Custodian Contract between Registrant and State Street Bank and Trust
     Company.(3)
    (b)   Amendment to Custodian Contract.(7)
10. (a)   Amended and Restated Distribution and Service Plan for Class A
     Shares.(4)
    (b)   Amended and Restated Distribution and Service Plan for Class B
     Shares.(4)
    (c)   Amended and Restated Distribution and Service Plan for Class C
     Shares.(4)
    (d)   Amended Rule 18f-3 Plan.(5)

11. Opinion and Consent of Counsel.(9)
12. Tax Opinion.*

13. (a)   Transfer Agency and Service Agreement.(3)
    (b)   Amendment to Transfer Agency Agreement.(7)

14. Consent of Independent Accountants.(9)

15. Not applicable.

16. Powers of attorney.(9)
17. (a)   Form of Proxy card.(9)



                                      C-2
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    (b)   Prospectus of Global Utility Fund, Inc. dated November 30, 2000.(9)
    (c)   Supplement dated May 25, 2001, to Global Utility Fund, Inc.
          Prospectus.(9)
    (d)   Prospectus of Prudential Utility Fund dated March 9, 2001.(9)


-----------

(1) Incorporated by reference to Post-Effective Amendment No. 20 to Registrant's Registration Statement on Form N-1A filed on March 1, 1995 (File No. 2-72097).

(2) Incorporated by reference to Post-Effective Amendment No. 23 to Registrant's Registration Statement on Form N-1A filed on March 1, 1996 (File No. 2-72097).

(3) Incorporated by reference to Post-Effective Amendment No. 25 to Registrant's Registration Statement on Form N-1A filed on March 4, 1997 (File No. 2-72097).

(4) Incorporated by reference to Post-Effective Amendment No. 27 to Registrant's Registration Statement on Form N-1A filed on December 30, 1998 (File No. 2-72097).

(5) Incorporated by reference to Post-Effective Amendment No. 29 to Registrant's Registration Statement on Form N-1A filed on March 9, 1999 (File No. 2-72097).

(6) Incorporated by reference to Post-Effective Amendment No. 30 to Registrant's Registration Statement on Form N-1A filed on April 30, 1999 (File No. 2-72097).

(7) Incorporated by reference to Post-Effective Amendment No. 31 to Registrant's Registration Statement on Form N-1A filed on January 31, 2000 (File No. 2-72097).

(8) Incorporated by reference to Post-Effective Amendment No. 37 to Registrant's Registration Statement on Form N-1A filed on March 9, 2001 (File No. 2-72097).

(9) Incorporated by reference to the corresponding Exhibit to the Registrant's Registration Statement on Form N-14 filed on June 19, 2001.

*        Filed herewith.


ITEM 17. UNDERTAKINGS

(1) The undersigned registrant agrees that prior to any public reoffering of the securities through the use of a prospectus which is a part of this statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant undertakes to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion.


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                                   SIGNATURES


         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of Registrant, in the City of Newark, and the State of New Jersey, on the 26th day of September, 2001.


                                           PRUDENTIAL SECTOR FUNDS, INC.

                                              /s/ David R. Odenath, Jr.
                                              --------------------------------
                                              David R. Odenath, Jr., President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                     SIGNATURE                                              TITLE                                    DATE
                     ---------                                              -----                                    ----
               *                                                           Director
------------------------------------
Saul K. Fenster

               *                                                           Director
------------------------------------
Delayne D. Gold

               *                                                           Director
------------------------------------
Robert F. Gunia

               *                                                           Director
------------------------------------
Douglas H. McCorkindale

               *                                                           Director
------------------------------------
W. Scott McDonald, Jr.

               *                                                           Director
------------------------------------
Thomas T. Mooney

               *                                                           Director
------------------------------------
Stephen P. Munn

               *                                                           Director
------------------------------------
David R. Odenath, Jr.

               *                                                           Director
------------------------------------
Richard A. Redeker

               *                                                           Director
------------------------------------
Judy A. Rice

               *                                                           Director
------------------------------------
Robin B. Smith

               *                                                           Director
------------------------------------
Louis A. Weil, III


                                      C-4
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               *                                                           Director
------------------------------------
Clay T. Whitehead

                                                       Treasurer and Principal Financial and Accounting
               *                                                           Officer
------------------------------------
Grace C. Torres

*By /s/  Marguerite E. H. Morrison                                                                              September 26, 2001
------------------------------------
Marguerite E. H. Morrison, Attorney-in-fact


                                      C-5
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                                  EXHIBIT INDEX




12. Tax Opinion